

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

December 2, 2009

Sandra Leung, Esq.
Senior Vice President,
General Counsel & Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

> **Re:** **Mead Johnson Nutrition Company**
> **Amendment No. 1 to Form S-4**
> **Filed November 25, 2009**
> **File No. 333-163126**
>
> **Bristol-Myers Squibb Company**
> **Amendment No. 1 to Schedule TO-I**
> **Filed November 25, 2009**
> **File No. 005-36087**

Dear Ms. Leung:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

1. We note your response to comment one in our letter dated November 23, 2009; however, we reissue our comment. Please revise to add Mead Johnson as a co-bidder or address the degree to which Mead Johnson acted with the Bristol-Myers

and the extent to which Mead Johnson benefits from the exchange offer. We note Messrs. Cornelius, Andreotti, Huet and Sigal serve as officers or directors of both companies. Given the overlapping management between Mead Johnson and Bristol-Myers, it would appear that Mead Johnson played a significant role in initiating, structuring or negotiating the exchange offer.

    *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Porter Morrill, Attorney-Adviser, at (202) 551-3696 or me at (202) 551-3411 with any questions.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Ronald Cami, Esq.
   Cravath, Swaine & Moore LLP